UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION1
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G
                          (Rule13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
                     PURSUANT TO RULE 13d-2(b)

                        (Amendment No. 4)

             Central European Media Enterprises Ltd.
             ---------------------------------------
                        (Name of Issuer)

              Class A Common Stock, $.08 par value
              ------------------------------------
                 (Title of Class of Securities)

                            G20045103
                            ---------
                         (CUSIP Number)

                        February 28, 2001
                        -----------------
     (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [x]    Rule 13d-1(b)

      [x]    Rule 13d-1(c)

      [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G20045103              SCHEDULE 13G              Page 2 of 10


 1   Name of Reporting Person                    VALUEVEST PARTNERS, L.P.

     IRS Identification No. of Above Person                    94-3226835

 2   Check the Appropriate Box if a member of a Group             (a) [ ]

                                                                  (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                      California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      140,800
    OWNED BY
      EACH          7    Sole Dispositive Power                         0
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                 140,800

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            140,800

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                6.1%

 12   Type of Reporting Person                                         PN



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CUSIP No. G20045103              SCHEDULE 13G              Page 3 of 10


 1   Name of Reporting Person           VALUEVEST MANAGEMENT COMPANY, LLC

     IRS Identification No. of Above Person                    94-3226627

 2   Check the Appropriate Box if a member of a Group             (a) [ ]

                                                                  (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                      California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      208,375
    OWNED BY
      EACH          7    Sole Dispositive Power                         0
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                 208,375

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            208,375

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                9.0%

 12   Type of Reporting Person                                         IA



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CUSIP No. G20045103              SCHEDULE 13G              Page 4 of 10


 1   Name of Reporting Person                               MARK B. BAKAR

     IRS Identification No. of Above Person                   ###-##-####

 2   Check the Appropriate Box if a member of a Group             (a) [ ]

                                                                  (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                   United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      208,375
    OWNED BY
      EACH          7    Sole Dispositive Power                         0
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                 208,375

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            208,375

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                9.0%

 12   Type of Reporting Person                                         IN



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CUSIP No. G20045103              SCHEDULE 13G              Page 5 of 10

Item 1(a).  Name of Issuer:

            Central European Media Enterprises Ltd. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Clarendon House, Church Street
            Hamilton
            HM CX Bermuda

Item 2(a).  Names of Persons Filing:

            ValueVest Partners, L.P. ("Partners")

            ValueVest Management Company, LLC ("Management")

            Mark B. Bakar ("Bakar")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The business address of each reporting person is 3288
Steiner Street, Suite 200, San Francisco, California  94123.

Item 2(c).  Citizenship:

            Reference is made to Item 4 of each of the cover pages of this Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

            Class A Common Stock, $.08 par value ("Common Stock")

Item 2(e).  CUSIP Number:

            G20045103

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
            U.S.C. 78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) <F1>[x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
_____________________

<F1>  Management

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CUSIP No. G20045103              SCHEDULE 13G              Page 6 of 10


            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) <F2>[x] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Section 240.13d-1(c), check this box. [x]

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

          Voting and investment decisions concerning the above securities are made by Management as general partner of Partners and investment manager for another investment fund. Management may (but may not) make voting or dispositive decisions concurrently for Partners and the other investment fund. The reporting persons disclaim the existence of a group and the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual members, executive officers, and/or managers of Management might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.


_____________________

<F2>  Bakar

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CUSIP No. G20045103              SCHEDULE 13G              Page 7 of 10


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2003      VALUEVEST MANAGEMENT COMPANY, LLC


                               By:_________/s/__________________
                                  Mark B. Bakar, Managing Member

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CUSIP No. G20045103              SCHEDULE 13G              Page 8 of 10



          By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2003      VALUEVEST PARTNERS, L.P.
                               By: ValueVest Management Company, LLC,
                               its General Partner



                               By:_________/s/__________________
                                  Mark B. Bakar, Managing Member



                               MARK B. BAKAR



                               _________/s/__________________
                               Mark B. Bakar

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CUSIP No. G20045103              SCHEDULE 13G              Page 9 of 10


                                 EXHIBIT INDEX


        Exhibit A           Joint Filing Undertaking         Page 10


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CUSIP No. G20045103              SCHEDULE 13G             Page 10 of 10


                                  EXHIBIT A

                          JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.


Dated:  February 14, 2003      VALUEVEST MANAGEMENT COMPANY, LLC



                               By:_________/s/__________________
                                  Mark B. Bakar, Managing Member



                               VALUEVEST PARTNERS, L.P.
                               By: ValueVest Management Company, LLC,
                               its General Partner



                               By:_________/s/__________________
                                  Mark B. Bakar, Managing Member



                               MARK B. BAKAR



                               _________/s/__________________
                               Mark B. Bakar